As filed with the U.S. Securities and Exchange Commission on March 2, 2006
Registration No. 333-13836

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
POST-EFFECTIVE AMENDMENT TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
DANSKE BANK A/S
(Exact name of issuer of deposited securities as specified in its charter)

The Kingdom of Denmark
(Jurisdiction of incorporation or organization of issuer)

Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street, New York, NY 10005
Telephone (212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Deutsche Bank Trust Company Americas
60 Wall Street, New York, NY 10005
Telephone (212) 250-9100
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Deutsche Bank Trust Company Americas
60 Wall Street, New York, NY 10005
It is proposed that this filing become effective under Rule 466
: immediately upon filing     9 on [date] at [time]
If a separate registration statement has been filed to register the deposited shares, check the following box. 9
CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-half of one share of Danske Bank A/S	N/A	N/A	N/A	N/A
(1)	Each Unit represents 100 American Depositary Shares.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs (12) and (14)
	(iii)	Collection and distribution of dividends	Paragraph (13)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (11) and (12)
	(v)	Sale or exercise of rights	Paragraphs (13) and (14)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (13) and (16)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (18) and (19)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (6), (15), (16) and (17)
	(x)	Limitation upon the liability of the Depositary	Introductory Paragraph and Paragraphs (1), (2), (4), (7), (16) and (17)
(3)	Fees and Charges		Paragraph (20)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)
Statement that the issuer of the deposited securities furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Copy of Agreement - The Agreement between Deutsche Bank Trust Company Americas, as depositary (the "Depositary") and all holders from time to time of American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. Filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously Filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e)

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 28, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for Shares of Danske Bank A/S

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Depositary

By:	/s/ William Fahey
William Fahey
Vice President

By:	/s/ James A. Kelly III
James A. Kelly III
Vice President

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of ADR

(e)	Rule 466 Certification